Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”) and Precise Software Solutions Ltd., an Israeli company (“Precise”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli company.

The Merger Agreement was filed by Precise under cover of Form 8-K today and is incorporated by reference into this filing.

Additional Information and Where to Find It

In connection with the proposed merger with Precise, VERITAS Software intends to file a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/ proxy statement (when it is available) and other documents filed by VERITAS Software and Precise with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS Software and Precise.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the proposed transaction. A description of any interests that the directors and executive officers of Precise in the transaction will be available in the prospectus/proxy statement.